Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

October 10, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Canary XRP ETF
File No. 333-282545

Dear Mr. Sundwall, Mr. Niethamer, Ms. Bednarowski and Ms. Berkheimer:

This letter responds to the comments contained in your letter dated September 18, 2025 regarding Amendment No. 1 to the registration statement filed on Form S-1 for the Canary XRP ETF (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 22, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

To the extent that you intend to use a fact sheet, please provide the staff of the Commission (the “Staff”) with a copy for our review.

Response to Comment 1

The Trust has no current intention to use a fact sheet.

Comment 2 – Cover Page

It appears that you intend to allow for creations and redemptions in-cash and in-kind. If true, please revise your disclosure on the cover page and throughout to make this clear. In this regard, the Staff notes that throughout the filing you have disclosure that provides only descriptions of cash creations and redemptions, including, for example, on the cover page you state that “[f]or a redemption of Shares, the Sponsor shall arrange for the XRP represented by the Basket to be sold and the cash or XRP proceeds distributed,” on page 9 you state that the “Authorized Participants will deliver, or facilitate the delivery of, cash to the Trust’s account with the Cash Custodian in exchange for Shares when they purchase Shares” and that “Authorized Participants will not directly or indirectly purchase, hold, deliver or receive XRP as part of the redemption process....”

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised to state that the Trust will issue Baskets for both cash and in-kind and may distribute cash and in-kind in connection with redemptions.

October 10, 2025

Comment 3 – Prospectus Summary – Overview of the Trust, Page 1

The Staff notes your disclosure that the Custodian carries insurance provided by private insurance carriers. Please disclose, if true, that the insurance maintained by the Custodian is shared among all of such Custodian’s customers, is not specific to the Trust, and may not be available or sufficient to protect the Trust from all possible losses or sources of losses.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The XRP ~~Custodian is~~ Custodians are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) but ~~carries~~ carry insurance provided by private insurance carriers, which is shared among all of the Custodians’ customers, is not specific to the Trust, and may not be available or sufficient to protect the Trust from all possible losses or sources of losses. (emphasis added)

Comment 4 – Prospectus Summary – The Trust’s Service Providers – The Distributor, Page 6

Please revise to expand your description of the role of the Distributor on page 6 to state, if true, that the Distributor is also responsible for working with the Administrator to review and approve, or reject, purchase and redemption orders of Baskets placed by Authorized Participants. In this regard, the Staff notes your disclosure regarding the role of the Distributor on page 73. In addition, please revise your disclosure on page 73 to disclose the material terms of your agreement with the Distributor including the term, termination and indemnification provisions.

Response to Comment 4

The Registration Statement has been updated to reflect that the Trust will engage a Marketing Agent, not a Distributor. The referenced disclosure has been updated to disclose the material terms of the agreements with the Marketing Agent.

October 10, 2025

Comment 5 – Prospectus Summary – Custody of the Trust’s Assets, Page 7

The Staff notes your disclosure on page 7 that “[t]he Trust’s Custodian will maintain custody of all of the Trust’s XRP, which will be held in a segregated account in the name of the Trust on the Custodian’s books and records,” but that the “Custodian will maintain the Trust’s XRP in omnibus wallets along with the assets of other customers of the Custodian, and the Trust’s XRP will be treated as fungible with the XRP of other customers of the Custodian.” Please revise to address here a summary of the risks of having an omnibus account or include cross-references to where such risks are addressed in the risk factors section. In addition, please disclose here whether the omnibus wallets that hold the Trust’s assets also hold the Custodian’s assets.

Response to Comment 5

The Trust has determined to use the services of Gemini Trust Company, LLC and BitGo Trust Company, Inc. as the custodians for the Trust. Both of these service providers utilize segregated wallets, not omnibus accounts, as part of their custodial solutions. Accordingly, the Registration Statement has been revised to remove references to omnibus XRP accounts where appropriate.

Comment 6 – XRP, XRP Markets and Regulation of XRP – XRP and the XRP Ledger, Page 11

Please describe the role that Ripple Labs and the XRP Foundation have with XRP and the XRP Ledger and include disclosure of the market capitalization of XRP, the number of unlocked XRP as of the most recent practicable date, and quantitative disclosure regarding the volatility of the value of XRP. In addition, please revise to clarify that the transaction fees are burned and that validators do not earn rewards. Also disclose the market capitalization of bitcoin on page 16. In this regard, the Staff notes that on page 16 you compare the aggregate value of outstanding XRP to that of bitcoin.

Response to Comment 6

Pursuant to the Staff’s comment, the Registration Statement has been revised accordingly.

October 10, 2025

Comment 7 – XRP, XRP Markets and Regulation of XRP – XRP and the XRP Ledger, Page 11

Please expand your disclosure to add a brief discussion of the XRP futures markets and to address any planned material updates to the XRP Ledger.

Response to Comment 7

Pursuant to the Staff’s comment, the Registration Statement has been revised to include a discussion of the XRP futures markets and to address any planned material updates to the XRP Ledger.

Comment 8 – Risk Factors – Regulation of XRP and the XRP Ledger – It may be illegal now, or in the future, to acquire, own, hold, sell or use digital assets, Page 21

Please revise this risk factor to update the description of the legal actions related to Coinbase and Binance as well as the recent SEC statements, executive orders, recent legislation and proposed legislation related to crypto assets in the United States. Similarly, please update your disclosure on page 22 that references “a final determination that XRP is a security” to disclose the final determination regarding the litigation between the SEC and Ripple Labs and update the heading of your risk factor on page 49 that “XRP’s status as a ‘security’ under U.S. federal securities laws is currently under judicial review.”

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 9 – Risk Factors – Regulation of XRP and the XRP Ledger – Digital assets may have concentrated ownership and large sales or distributions, Page 21

The Staff notes your disclosure on page 21 that “[a] concentrated number of XRP wallets is believed to hold in the aggregate a significant percentage of XRP in circulation.” Please revise to disclose the “significant percentage” of XRP that such wallets are believed to hold.

Response to Comment 9

Pursuant to the Staff’s comment, the following disclosure has been added to the Registration Statement:

As of the date of this filing, the largest 100 XRP wallets held approximately 85% of the XRP in circulation

October 10, 2025

Comment 10 – Risk Factors – Risks Associated with XRP and the XRP Ledger – The significant holdings of XRP by Ripple Labs and other early stakeholders, Page 24

Please revise to discuss, to the extent material, any of the founders or early stakeholders who hold a significant stake in XRP, including, for example, Chris Larsen.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced risk factor has been revised to include the following disclosure:

It is believed, although there is no official confirmation, that Ripple Labs’ early founders, including Chris Larsen and Jed McCaleb, continue to possess large quantities of XRP. This level of ownership may allow them to exert considerable influence over the governance of the system. Furthermore, if wallets believed to belong to these individuals or other initial XRP holders are seen selling tokens, it could adversely affect XRP’s market price.

Comment 11 – Risk Factors – Risks Associated with XRP and the XRP Ledger – If a malicious actor obtains control of more than 80% of the validating nodes on the XRP Ledger, Page 30

Here, or in an appropriate place, please address the April 2025 malware attack on the JavaScript library for the XRP Network.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced risk factor has been revised to include the following disclosure:

In April 2025, a malware incident was detected in a popular open-source JavaScript library linked to the XRP Ledger. The attack exploited a supply chain weakness, allowing harmful code to be introduced and potentially affecting applications that relied on the compromised library. Although the main XRP Ledger protocol and validator systems remained secure, certain third-party apps using the affected library may have faced risks such as unauthorized data access or operational disruptions. The developer community quickly identified and resolved the issue, and there have been no public reports of significant exploitation. Nevertheless, this event underscores the XRP Ledger’s dependence on third-party software components. Similar future vulnerabilities could undermine trust in the XRP Ledger, interfere with connected applications, harm network stability, or otherwise negatively influence the value of the Shares or the Trust’s operations.

October 10, 2025

Comment 12 – Risk Factors – Risks Associated with the Pricing Benchmark – The Pricing Benchmark has a limited history, Page 46

Please revise to disclose the “limited history” of the Pricing Benchmark.

Response to Comment 12

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the limited history of the Pricing Benchmark.

Comment 13 – The Trust and XRP Prices – Pricing Benchmark Methodology, Page 61

Please revise your description of the Index License Agreement on page 62 to disclose the term and termination provisions of the agreement, and include the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.

Response to Comment 13

Pursuant to the Staff’s comment, the disclosure on page 62 has been revised disclose the term and termination provisions of the Index License Agreement.

Comment 14 – The Trust and XRP Prices – Determination of the Benchmark Price, Page 63

The Staff notes your disclosure on page 1 that you use the CoinDesk XRP CCIXber 60m New York Rate to establish the NAV of the Trust. Your disclosure on page 63 regarding the determination of the Benchmark Price appears to be inconsistent with the publicly available description of the methodology of the Pricing Benchmark. For example, you state that the Pricing Benchmark applies an algorithm to the price of XRP on the Constituent Platforms calculated on a per second basis over a 24-hour period, but the publicly available description of the Pricing Benchmark states that it calculates a time-weighted average price during a defined Observation Period, which is described as being between 3:00pm and 4:00pm at 1 minute observation intervals. Please revise as necessary or advise. In addition, please disclose all of the material publicly available information regarding the methodology.

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

October 10, 2025

Comment 15 – Calculation of NAV, Page 65

Please revise your disclosure here to describe the Sponsor’s policy related to fair valuing the Trust’s holdings should the Sponsor determine that the Pricing Benchmark should not be used. In this regard, the Staff notes your disclosure on page 47 that the Sponsor expects to utilize a volume-weighted average price or volume-weighted median price of XRP provided by a secondary pricing source. Please also disclose whether the Sponsor has or plans to enter into a licensing agreement or other arrangement with a Secondary Source. If so, identify such Secondary Source and describe how the value of XRP will be calculated using that methodology.

Response to Comment 15

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly. The Trust confirms that the Sponsor has no plans to enter into a licensing agreement or other arrangement with a Secondary Source.

Comment 16 – Additional Information About the Trust – Amendments, Page 70

The Staff notes your disclosure on page 70 that “[t]he Trust Agreement can be amended by the Sponsor in its sole discretion and without the Shareholders’ consent.” Please revise to add a related risk factor.

Response to Comment 16

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following risk factor:

The Sponsor and the Trustee may agree to amend the Trust Agreement or Sponsor Agreement without the consent of the Shareholders.

The Sponsor and the Trustee may agree to amend the Trust Agreement or Sponsor Agreement without Shareholder consent. The Sponsor shall determine the contents and manner of delivery of any notice of any Trust Agreement amendment. Such notice may be provided on the Trust’s website, in a prospectus supplement, through a current report on Form 8-K and/or in the Trust’s annual or quarterly reports. If an amendment to the Trust Agreement or Sponsor Agreement imposes new fees and charges or increases existing fees or charges, including the Sponsor Fee (except for taxes and other governmental charges, registration fees or other such expenses), or prejudices a substantial right of Shareholders, it will become effective for outstanding Shares 30 days after notice of such amendment is given to registered owners. Shareholders that are not registered owners (which most Shareholders will not be) may not receive specific notice of a fee increase other than through an amendment to the Prospectus. Moreover, at the time an amendment becomes effective, by continuing to hold Shares, Shareholders are deemed to agree to the amendment and to be bound by the Trust Agreement and Sponsor Agreement as amended without specific agreement to such increase.

October 10, 2025

Comment 17 – The Trust’s Service Providers – The Sponsor, Page 70

The Staff notes your disclosure on page 70 that “[t]he Sponsor’s leadership team brings over 50 years of combined experience in the exchange-traded fund industry, spanning product design, portfolio strategy, operations, and regulatory compliance.” Please disclose the range of years of experience of the members of the Sponsor’s leadership team as well as the number of members on the leadership team.

Response to Comment 17

Pursuant to the Staff’s comment, the following disclosure has been added to immediately follow the referenced disclosure:

Steven McClurg has 15 years of experience in asset management and 10 years of experience in the crypto asset space. Kevin Farragher has 35 years of experience in asset management and 4 years of experience in the crypto asset space. Drew Hill has 10 years of experience in securities law and 10 years of experience in the crypto asset space. Josh Olszewicz has 7 years of experience in asset management and 12 years of experience in the crypto asset space.

Comment 18 – The Trust’s Service Providers – XRP Trading Counterparties, Page 73

Your disclosure on page 73 appears to indicate that one of your XRP Trading Counterparties is an Authorized Participant. To the extent this is true, please revise the Conflicts of Interest and Risk Factors sections as necessary.

Response to Comment 18

The referenced disclosure has been removed from the Registration Statement.

Comment 19 – Custody of the Trust’s Assets – Forks and Air Drops, Page 74

Your disclosure on page 74 that “[t]he Sponsor has not communicated any anticipatory disclaimer to the Custodian regarding forked or air dropped assets and will disclaim or claim them on a case-by-case basis” is inconsistent with your disclosure on page 28 that the “Trust will disclaim, and the Sponsor will cause the Trust to irrevocably abandon, all rights to digital assets airdropped to holders of XRP” and that “[b]efore the Trust claims any digital asset resulting from a fork in the XRP Ledger or an airdrop ...., the Trust would need to seek and obtain certain regulatory approvals, including an amendment to the Trust’s registration statement of which this Prospectus is a part, and approval of an application by the Exchange to amend its listing rules.” Please revise throughout for clarity and consistency.

Response to Comment 19

Pursuant to the Staff’s comment, the Registration Statement has been revised accordingly.

October 10, 2025

Comment 20 – Custody of the Trust’s Assets – Custody of the Trust’s Cash, Page 75

Please revise to disclose the material terms of the Cash Custody Agreement, including the term, termination and indemnification provisions.

Response to Comment 20

Pursuant to the Staff’s comment, the Registration Statement has been revised to disclose the material terms of the Cash Custody Agreement.

Comment 21 – Plan of Distribution – Authorized Participants, Page 76

Please revise your disclosure to discuss the Sponsor’s experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets.

Response to Comment 21

Pursuant to the Staff’s comment, the following disclosure has been added to the Registration Statement:

The Sponsor is a wholly-owned subsidiary of Canary Capital Group Inc. At present, the primary business activities of Canary Capital Group Inc. and its subsidiaries are the provision of investment advisory, management, shareholder, investment information and assistance and certain fiduciary services for individual and institutional investors, exchange-traded funds, private trusts, hedge funds and digital asset treasury companies and accounts. While the Sponsor’s personnel have significant experience managing exchange-traded vehicles such as the Trust, including exchange-traded vehicles that hold digital assets, the Sponsor is a newly-formed entity with no prior experience managing pooled investment vehicles.

October 10, 2025

Comment 22 – Creation and Redemption of Shares – Creation Procedures, Page 78

The Staff notes your disclosure on page 79 that “[t]he Authorized Participant or its Authorized Participant Designee will normally send the required XRP in an ‘on chain’ transaction over the XRP Ledger.” Please revise to describe the situations in which the Authorized Participant or Authorized Participant Designee will not be required to transfer the XRP to the XRP Custodian in an “on chain” transaction.

Response to Comment 22

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Authorized Participant or its Authorized Participant Designee will send the required XRP in an “on chain” transaction over the XRP Ledger, except to the extent the Authorized Participant or its Authorized Participant Designee determines, in its sole discretion, that it is impracticable to do so due to gas/size limits, fee spikes, or network congestion or instability.

Comment 23 – Creation and Redemption of Shares – Creation Procedures, Page 78

Please revise to disclose on page 79 whether the cash difference will be returned to the Authorized Participant if the execution price of the XRP acquired by the XRP Trading Counterparty is less than the cash deposit amount.

Response to Comment 23

Pursuant to the Staff’s comment, the following disclosure has been added to the Registration Statement:

To the extent the execution price of the XRP acquired by the trading counterparty is less than the cash deposit amount, such excess cash will be returned to the Authorized Participant.

October 10, 2025

Comment 24 – Governing Law; Consent to Delaware Jurisdiction, Page 91

Please revise to summarize the provisions of the Trust Agreement that relate to the rights of Shareholders to bring a derivative action. In this regard, the Staff notes your disclosure in the last risk factor that starts on page 59 and continues to page 60.

Response to Comment 24

Pursuant to the Staff’s comment, the Registration Statement has been revised accordingly.

Comment 25 – Governing Law; Consent to Delaware Jurisdiction, Page 91

The Staff notes your disclosure on page 91 that “the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the 1934 Act or any other claim for which the federal courts have exclusive jurisdiction.” Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell the Staff how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response to Comment 25

The Registrant confirms this provision does not apply to actions arising under the Securities Act or the 1934 Act and that the governing documents state this clearly.

*  *  *  *  *  *  *  *

Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	James Audette, Esq., Chapman and Cutler LLP